SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

66th Ordinary General Meeting

Candidates nominated by non-controlling shareholders

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), informs that, under the terms CVM Instruction No. 481/2009 and Circular Letter CVM / SEP / No. 01/2021, received from the shareholder BNDES PARTICIPACOES S / A - BNDESPAR, the names of candidates for the Board of Directors (CA), for the Fiscal Council (CF) and for the Nominating and Evaluation Committee (CIA), whose elections will take place at the 66th Ordinary General Meeting to be held on April 29, 2021, as shown in the table below:

Name	Positionr
Leila Abraham Loria	CA member by minority shareholders
Adriei José Beber	CA member by minority shareholders
Marco Antonio Bologna	CA member by preferred shareholders
Eduardo Badyr Donni	CF member by minority shareholders (holder)
Estêvão de Almeida Accioly	CF member by minority shareholders (alternate)
Ana Silvia Corso Matte	CIA member by minority shareholders

The nominated candidates were included in the distance voting ballot, which was re-presented today and is available on the company's website (https://ri.copel.com/), on the CVM page (http://www.cvm.gov.br) and B3 (http://www.b3.com.br/).

The guidelines for the exercise of voting rights are set out in item II of the Meeting Participation Manual released by the company on March 29, 2021.

Attached, follow the information referring to the candidates' curriculum in the format corresponding to item 12.5 of the Reference Form as determined by CVM Instruction No. 481/2009

We emphasize that the other information contained in the Management Proposal and in the Meeting Participation Manual remain unchanged.

Curitiba, April, 06, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

(Attachment - currently in Portuguese)

INDICADO AO CONSELHO DE ADMINISTRAÇÃO

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
LEILA ABRAHAM LORIA	26.01.1954	Administradora de empresas	375.862.707-91	Membro do Conselho de Administração Independente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Membro do Comitê de Auditoria Estatutário	não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Membro independente nos termos da Lei nº 13.303/2016.
l. Número de mandatos consecutivos		Observação:
Terceiro mandato		Mandatos anteriores: (2017-2019) e (2019-2021)
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Membro do Conselho Consultivo de Casas Pernambucanas (2018-atual); Vice-Presidente do Conselho do Instituto Brasileiro de Govemança Corporativa -IBGC (2018-atual); Membro do Conselho de Administração da Madeira Energia -MESA e da Santo Antônio Energia -SAE (2017-atual); Membro do Comitê de Auditoria Estatutário da Copel (2017-atual); Membro do Conselho Consultivo da INPLAC Indústria de Plástico (2016-atual); Membro do Conselho Consultivo do Costão do Santinho Resort (2016-atual).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Membro do Conselho Consultivo da Escola de Negócios (COPPEAD) (2005-2018); Participação no Conselho de Administração da Telefonica Vivo, enquanto Diretora Executiva de Relações Institucionais e Regulatório (2010-2015); e Membro do Conselho da Fundação Telefonica (2010-2015).
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

INDICADO AO CONSELHO DE ADMINISTRAÇÃO

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ANDRIEI JOSÉ BEBER	18.11.1973	Engenheiro Civil	014.789.149-39	Membro do Conselho de Administração Independente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não possui outro cargo/função	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Membro independente nos termos da Lei nº 13.303/2016
l. Número de mandatos consecutivos		Observação:

m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Conselheiro de Administração Independente (suplente) e Membro titular do Comitê de Remuneração e Pessoas da AES ELETROPAULO Barueri (2017-2018); Conselheiro de Administração das Centrais Elétricas de Santa Catarina - CELESC S.A. (2010-2015); Coordenador do Curso de Pós-graduação em Manutenção Predial, Pesquisador-líder do Centro de Estudos de Manutenção de Infraestrutura Civil, Responsável pela implantação, planejamento e acompanhamento das atividades de pesquisa e extensão no âmbito do envelhecimento e deterioração da infraestrutura, e Professor dos cursos de graduação em Engenharia Civil e Arquitetura da Universidade do Vale do Itajaí Itajaí (2004-2019).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Coordenador do Comitê de Auditoria da TECNISA São Paulo (2019-atual); Conselheiro de Administração Independente da TECNISA São Paulo (2017-atual); Professor do Programa de Pós-graduação FGV Management da Fundação Getulio Vargas (2006-atual);
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

INDICADO AO CONSELHO DE ADMINISTRAÇÃO

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
MARCO ANTÔNIO BOLOGNA	22.04.1955	Engenheiro da Produção	685.283.378-04	Membro do Conselho de Administração Independente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não possui outro cargo/função	Não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Membro independente nos termos da Lei nº 13.303/2016
l. Número de mandatos consecutivos		Observação:

m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Presidente do Grupo Banco Fator (2015-2017); Membro do Conselho de Administração e Coordenador do Comitê de Auditoria da Suzano Papel e Celulose S.A. (2006-2018); Presidente do Conselho da Tam S.A. (2014-2016); Conselheiro da Multiplus Empresa de Fidelização S.A. (2013-2016); Presidente da Tam S.A. - Holding Controladora (2010-2015).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Sócio da Galapagos Capital; Membro do Conselho Consultivo do Grupo Cornélio Brennand; Membro do Conselho Consultivo do Grupo Silvio Santos; Consultor de Estratégia, Finanças e Governança do Grupo F. A. Oliva/Astra; Sócio e Conselheiro Consultivo da Arvore Immersive Experiences Inc.; e Conselheiro da ONG Amigos do Bem.
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

INDICADO AO CONSELHO FISCAL - TITULAR

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
EDUARDO BADYR DONNI	19.09.1962	Engenheiro Químico	746.941.207-78	Conselheiro Fiscal Titular - Indicado pelo Minoritário
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
Primeiro mandato
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Membro do Conselho Fiscal do PreviBayer, previdência do Grupo Bayer (2015-2018); Membro do Comitê Global de CFO´s da Covestro, representando a América Latina (2015- 2017); Membro do Comitê Global de Supply Chain da Bayer MaterialScience (2006-2015); e Managing Director e Chief Financial Officer da Covestro Polímeros (2015-2017).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Membro suplente do Conselho Fiscal - Banco Bradesco (2021-atual); Membro do Comitê de Investimentos em Start-ups do Pool HealthTech, da Bossanova (2020-atual); Membro do Conselho Consultivo da start-up Magellan (2017-atual); Membro independente do Comitê de Governança, Integridade, Gestão de Riscos e Controles Internos (CGRC) do CEMADEN- Centro de Monitoramento e Alertas de Desastres Naturais (2019-atual); Membro do Conselho Consultivo da Brasol Soluções Solares (2018-atual); Membro independente do Conselho de Administração da Tobasa Bioindustrial S.A. (2018-atual); e Membro do Conselho de Administração da Nortec Química S.A. (2019-atual).
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

INDICADO AO CONSELHO FISCAL - SUPLENTE

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ESTÊVÃO DE ALMEIDA ACCIOLY	30.03.1960	Economista	617.862.417-49	Conselheiro Fiscal Suplente - Eleito pelo Minoritário
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
Segundo mandato		Mandato anterior: (2019-2021)
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Membro do Conselho de Administração da Brasiliana Participações S.A. (2017-2020); Superintendente da Área de Acompanhamento de Mercado de Capitais do Banco Nacional do Desenvolvimento Econômico e Social - BNDES (2017-2018); Chefe do Departamento de Recursos Humanos do BNDES (2015-2016); Diretor de Administração e Controles da Assistência e Previdência Social do BNDES - Fapes (2010-2015); e Chefe do Departamento de Capitais da Fapes (2007-2010).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

INDICADO AO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ANA SILVIA CORSO MATTE	30.05.1958	Advogada	263.636.150-20	Membro do Comitê de Indicação e Avaliação - Eleito pelos minoritários
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		2021-2023	Não ocupou outros cargos ou funções exercidos no emissor	Não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
Segundo mandato		Mandato anterior: 2019-2021
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Diretora Executiva da Ana Silvia Matte Consultoria em Gestão Ltda. (2012-atual); Membro especialista externo do CPG-Comitê de Pessoas e Governança da Vale (2017-atual); Board Member da SuperJobs Venture Capital (2020-atual).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Coordenadora do Comitê de Talentos e Remuneração da Renova Energia S.A (2011-2015); Conselheira de Administração da Renova Energia S.A (2014-2015); Membro titular Conselho de Administração da Cemig Telecomunicações S.A. (2013-2015); Membro do Comitê de Gestão e Remuneração da Norte Energia S.A. (2013-2015); Membro suplente dos Conselhos de Administração da Cemig S.A., Cemig Distribuição S.A e Cemig Geração e Transmissão S.A. e Coordenadora do Comitê de Pessoas da Cemig S.A. (2015).
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 6, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.